12g3-2(b):82-180

02042371

•WINSLOW RESOURCES•

Interim Financial Statements

For the period ended September 30, 2001

dlw 7/5

2500, 101 – 6th Avenue SW, Calgary, Alberta, Canada T2P 3P4

September 30, 2001

Message To Shareholders

During the third quarter, Winslow continued to review and evaluate several drilling opportunities and farm-in proposals. Two agreements were signed which call for the drilling of two wells prior to year-end. The first of these two wells was spudded at the end of October in the Pendant D'Orielle area of southeastern Alberta. The second well will be a Devonian test well in central Alberta and is scheduled to be drilled in mid-December. Winslow has a 16% working interest in the first well and an 18% working interest in the second well.

At the time of writing this report, the first well is being tested. Results should be known in the first week of December and will be announced at this time.

In August, Winslow completed a private placement financing of 668,000 shares (400,800 of which were flow-through) at a price of $0.25 per share for gross proceeds of $167,000. Warrants to acquire 668,000 shares at a price of $0.32 per share if exercised within a two-year period were also issued in connection with this financing. In addition, Winslow issued 308,654 shares at $0.26 per share in settlement of $80,250 in debt in July.

During the quarter, Winslow also initiated a liaison with a company that has developed an innovative seismic processing technology that may result in direct hydrocarbon indicator responses. Winslow is working with the company on acquiring test data and projects to evaluate the feasibility of the process. Nearly 2,000 kilometers of high quality seismic data in north central Alberta has been made available to Winslow. The data will be evaluated using advanced processing technology for shallow gas exploration applications. Test work on a portion of the dataset will begin late in the fourth quarter.

WINSLOW RESOURCES INC.
BALANCE SHEET
AS AT SEPTEMBER 30, 2001
(unaudited)

ASSETS

	September 30 2001	December 31 2000
CURRENT		
Cash and term deposits	$ 425,376	$ 342,935
Accounts receivable	2,196	1,245
Prepaid expenses and deposits	438	1,732
	428,010	345,912
INVESTMENTS	2,603	2,603
CAPITAL ASSETS	13,646	13,850
MINING PROPERTY	1,301,137	1,297,506
	$ 1,745,396	$ 1,659,871

LIABILITIES

CURRENT		
Accounts payable	$ 1,400	$ 9,130
Due to related companies	13,375	80,739
	14,775	89,869

SHAREHOLDERS' EQUITY

CAPITAL STOCK	7,291,158	7,043,908
DEFICIT	(5,560,537)	(5,473,906)
	1,730,621	1,570,002
	$ 1,745,396	$ 1,659,871

Director: *(signed) "Hughes P. Salat"*

Director: *(signed) "Gerald N. Ross"*

WINSLOW RESOURCES INC.
INTERIM STATEMENT OF LOSS & DEFICIT
FOR THE PERIOD ENDED SEPTEMBER 30, 2001
(unaudited)

	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
REVENUE				
Interest	$ 3,118	$ -	$ 9,540	$ -
EXPENSES				
Consulting services	10,500	-	42,385	1,028
Management fees	7,500	7,500	22,500	22,500
Administration	2,789	5,845	18,773	18,315
Filing fees	2,403	1,075	6,638	4,425
Stock transfer fees	688	782	2,268	1,980
Travel & promotion	688	-	1,688	1,486
Legal & accounting	758	-	1,024	793
Subscriptions	-	-	206	300
Interest & bank charges	-	5	27	47
Depreciation	595	1,736	1,787	5,208
	25,921	16,943	97,296	56,082
NET LOSS BEFORE OTHER	22,803	16,943	87,756	56,082
OTHER				
Write down of mining property	-	15,328		110,823
Gain on sale of interest in mining property	-	-	(1,125)	-
	-	15,328	(1,125)	110,828
NET LOSS FOR THE PERIOD	22,803	32,271	86,631	166,910
DEFICIT AT BEGINNING OF PERIOD	5,537,734	4,715,277	5,473,906	4,580,638
DEFICIT AT END OF PERIOD	$ 5,560,537	$ 4,747,548	$ 5,560,537	$ 4,747,548
NET LOSS PER SHARE	$ 0.00	$ 0.01	$ 0.02	$ 0.05

WINSLOW RESOURCES INC.
INTERIM STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED SEPTEMBER 30, 2001
(unaudited)

	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
OPERATING ACTIVITIES				
Cash applied to operations				
Net loss for the period	$ (22,803)	$ (32,271)	$ (86,631)	$ (166,910)
Items not affecting cash				
Depreciation	595	1,736	1,787	5,208
Write down of mining property	-	15,328	-	110,828
Gain on sale of mining property	-	-	(1,125)	-
	(22,208)	(15,207)	(85,969)	(50,874)
Change in non-cash working capital	13,622	16,608	5,499	45,963
	(8,586)	1,401	(80,470)	(4,911)
INVESTING ACTIVITIES				
Acquisition of capital assets	-	-	(1,583)	-
Proceeds on sale of mining property	-	-	1,325	-
Exploration & development costs	(3,831)	(2,634)	(3,831)	(2,634)
	(3,831)	(2,634)	(4,089)	(2,634)
FINANCING ACTIVITIES				
Proceeds from common share issue	167,000		167,000	-
	167,000	-	167,000	-
INCREASE (DECREASE) IN CASH	154,583	(1,233)	82,441	(7,545)
CASH AT BEGINNING OF PERIOD	270,793	2,639	342,935	8,951
CASH AT END OF PERIOD	$ 425,376	$ 1,406	$ 425,376	$ 1,406

NOTES TO THE SEPTEMBER 30, 2001 INTERIM FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

The interim financial statements of Winslow Resources Inc ("Winslow" or the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements as at December 31, 2000. Certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the Company's financial statements and notes thereto for the year ended December 31, 2000.

2. MINING PROPERTY

	Acquisition Costs	Exploration Costs	Sep 30/01 Total	Dec 31/00 Total
British Columbia	$ 423,639	$ 914,859	$ 1,338,498	$ 1,334,891
Ontario	112,160	4,980	117,140	117,140
Northwest Territories	84,878	-	84,878	84,878
Alberta	13,275	224	13,499	13,275
	$ 633,952	$ 920,063	$ 1,554,015	$ 1,550,184
Less recovery of costs from the sale of mineral interests			252,878	252,678
			$ 1,301,137	$ 1,297,506

3. SHARE CAPITAL

Winslow's authorized share capital consists of 100,000,000 voting common shares.

Issued

Voting Common Shares	Number of Shares	Stated Value
Balance - December 31, 2000	4,765,495	$ 7,043,908
Issued	976,654	$ 247,250
Balance - September 30, 2001	5,742,149	$ 7,291,158

Reserved for Issuance

Stock Options	Number of Options	Weighted Avg. Exercise Price
Balance - December 31, 2000	145,500	$1.17
Cancelled	(145,500)	$1.17
Granted	460,000	$0.32
Balance - September 30, 2001	460,000	$0.32
Exercisable	115,000	$0.32

Warrants[1]	Number of Warrants	Weighted Avg. Exercise Price
Balance - December 31, 2000	136,683	$0.40
Issued	668,000	$0.32
Balance - September 30, 2001	804,683	$0.33

1) 136,683 warrants exercisable at $0.40 per share expire on December 20, 2001, and 668,000 warrants exercisable at $0.32 per share expire on August 13, 2003.

4. COMPARATIVE FIGURES

The presentation of certain figures of the previous periods has been changed to conform to the presentation adapted for the current periods. The net loss per share figures for 2000 have been restated to reflect the 5:1 share consolidation, which occurred on December 21, 2000.

Corporate Information

directors

Hugh G. Ross
President
Winslow Resources Inc.
Calgary, Alberta

Gerald N. Ross, Chairman
President
Ross Resources Inc.
Calgary, Alberta

Hughes P. Salat
Vice-President, Exploration
Winslow Resources Inc.
Calgary, Alberta

officers and management

Hugh G. Ross
President

Ketan Panchmatia
Secretary/Treasurer

Hughes P. Salat
Vice-President, Exploration

John Nelson
Manager, New Ventures & Exploration

solicitors

Anfield Sujir Kennedy & Durno
Vancouver, B.C.

auditors

Roberts & Company
Chartered Accountants
Calgary, Alberta

bankers

Toronto Dominion Bank
Oil & Gas Group
Calgary, Alberta

registrar & transfer agent

Pacific Corporate Trust Company
Vancouver, B.C.

stock exchange

Canadian Venture Exchange
Trading Symbol: WLR

head office

Suite 2500
101 – 6th Avenue SW
Calgary, Alberta T2P 3P4
Telephone: (403) 264-6161
Fax: (403) 266-3069

Winslow Resources Inc.

NEWS RELEASE

Trading Symbol: WLR	**November 2, 2001**

Winslow Completes Drilling

Winslow Resources Inc. ("Winslow") and its joint-venture partners have completed drilling a well in the Pendant D'Orielle area of southeastern Alberta. The well was drilled to the Sunburst formation and cased for the Bow Island and Second White Specs sands. Winslow, with its partners, will be testing the Bow Island zones within the next two weeks.

Winslow is also finalizing an additional farm-in agreement in the Red Deer area that will result in one exploration well being drilled before the end of the year. The well will be testing a zone within the porous and prolific Devonian carbonates.

Winslow currently has 5,742,149 common shares issued and outstanding, and trades on the Canadian Venture Exchange under the symbol "WLR".

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

ENQUIRIES:

Hughes Salat, (403) 264-6161
Vice-President, Exploration

John Nelson, (403) 781-7100
Manager, New Ventures & Exploration

12(g)3-2(b): 82-1802

Winslow Resources Inc.

NEWS RELEASE

Trading Symbol: WLR	**December 5, 2001**

WINSLOW RESOURCES GRANTS INCENTIVE STOCK OPTIONS

Winslow Resources Inc. (the "Company") announces that it has granted 205,000 incentive stock options to Directors and employees of the Company.

These Options, which are subject to Canadian Venture Exchange approval, have been granted at a price of $0.16 per share for a period of 5 years and will expire December 4, 2006.

The options were granted in accordance with the Company's Stock Option Plan approved by the shareholders of the Company.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

ENQUIRIES:

Hugh G. Ross, President — (403) 264-6161

John Nelson, Manager, New Ventures — (403) 781-7100

Ketan Panchmatia, Chief Financial Officer — (403) 264-6161

2500, 101 – 6th Avenue SW, Calgary, AB T2P 3P4
Phone: (403) 264-6161 Fax: (403) 266-3069

12(g) 3-2(b):82-1805

Winslow Resources Inc.

NEWS RELEASE

Trading Symbol: WLR	**December 18, 2001**

Winslow Commences Drilling

Winslow Resources is please to announce that it has commenced a two-well drilling program in central Alberta.

The first well will be targeting the Upper Devonian Nisku formation in the Elnora area of central Alberta. The well was spudded over the weekend and should reach the target depth around December 21. Devonian oil pools in the vicinity are generally small in size but can be very prolific. The Fenn West D-2-H oil pool, located two miles northeast of the Elnora prospect, was drilled in 1961 and has produced over 1.1 million barrels of oil to date. Winslow has a 6% net interest in the Elnora well.

The second well, located in the Alix area of central Alberta, is licensed as a Leduc gas well and is scheduled to be drilled sometime during the first quarter of 2002. Winslow will have a net 15% interest in the Alix well.

Winslow currently has 5,742,149 common shares issued and outstanding, and trades on the Canadian Venture Exchange under the symbol "WLR".

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

ENQUIRIES:

Hughes Salat, (403) 781-7109
Vice-President, Exploration

John Nelson, (403) 781-7100
Manger, New Ventures & Exploration

• WINSLOW RESOURCES •

NEWS RELEASE

Winslow Updates Drilling Programs and New Technology

February 25, 2002, Calgary, Alberta - Winslow Resources Ltd ("Winslow") is pleased to release the results of its latest efforts in exploration and its involvement in new hydrocarbon exploration technology.

EXPLORATION ACTIVITIES

Elnora-Mikwan
The Elnora-Mikwan well drilled southeast of Red Deer and completed at the end of December, intersected three porous zones in Devonian carbonates which were tested as potential oil and gas reservoirs. The two lower zones, however, were abandoned while the upper zone, within late Devonian dolostone, is currently being tested for gas. Recorders have been set down-hole to measure final pressure of this gas zone, with results expected within two to three weeks. Winslow will have earned a 6% net interest in the well.

Gadsby
In the Gadsby area of central Alberta, Winslow, with an industry partner, drilled and cased a shallow well. This well is being tested and evaluated as a shallow gas producer. Winslow and its partner will be pursuing additional farm-in opportunities in the area based upon the results from this well. Winslow has a net 27.5% working interest in the well.

Pendant d'Oreille
This shallow well, drilled in the Pendant d'Oreille area of southeastern Alberta, is still in the process of being tested for pressure and evaluated for gas in the Bow Island Formation. Up-hole potential in the Second White Specks will be evaluated depending upon results from the Bow Island Formation testing. Winslow has earned a 16.6% net interest in the well.

Alix
Winslow is still awaiting permit approval for a gas well to be drilled down to the Devonian Nisku Formation in the Alix area of central Alberta. This well will be drilled during the second quarter, and Winslow will have a net 15% working interest in the well.

NEW EXPLORATION TECHNOLOGY

Winslow is currently negotiating a license agreement and joint venture with a technology company that has the proprietary rights to a specialized seismic data processing technology. Initial tests have confirmed the potential for direct hydrocarbon indicator analysis and imaging. The technique has been applied in a prospective area of central Alberta on 3-D seismic data owned by an industry partner. An area with direct hydrocarbon indication was observed in the

test data. Prospects generated upon further analysis of the data will be evaluated as future drilling targets.

In connection with the new exploration technology, Winslow has signed an agreement with a private oil and gas exploration company which allows Winslow access to over 2,000 kilometers of high quality seismic data in north-central Alberta. A portion of the data is currently being used as part of a feasibility study using the direct hydrocarbon indicator technology. Prospects generated from the study will form the basis of a joint venture with the technology company.

In addition, Winslow is negotiating an exploration and prospect generation agreement with a large oil and gas company whereby Winslow would have access to a large 3-D seismic database covering 25 sections of land in which to explore for a number of potential reservoirs using the direct hydrocarbon indicator technique.

FINANCING

Winslow is proceeding with a non-brokered private placement in the amount of up to 400,000 units at a price of $0.50 per unit, for gross proceeds of up to $200,000. Each unit consists of one common share, one flow-through share and one share purchase warrant. Two warrants and $0.30 will entitle the placee to acquire one additional share of the company for a period of two years. Insiders of the company will be participating in this financing. The proceeds from the private placement will be used to advance Winslow's current exploration and prospect generation projects, fund additional drilling, and completion of current drilling ventures as well as working capital.

Winslow is a junior oil and gas company combining new technology with conventional hydrocarbon exploration. Winslow will be focusing on growth through exploration, prospect generation and drilling as opposed to asset acquisition at this time. A number of projects and new ventures are under review and may be pursued in conjunction with the technology company.

Winslow currently has 5,742,149 common shares issued and outstanding, and trades on the Canadian Venture Exchange under the symbol "WLR".

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

ENQUIRIES:

Hughes Salat, Vice-President, Exploration (403) 781-7109
John Nelson, Manger, New Ventures & Exploration (403) 781-7100

2500, 101 – 6th Avenue SW
Calgary, AB T2P 3P4

CDNX: WLR

12(g)3-2(b): 82-1802

• WINSLOW RESOURCES •

Interim Financial Statements

For the three months ended March 31, 2002

B.C.S.C. Form 51-901.F

2500, 101 – 6th Avenue SW, Calgary, Alberta, Canada T2P 3P4

Schedule "A"

WINSLOW RESOURCES INC
BALANCE SHEETS
AS AT MARCH 31, 2002 AND DECEMBER 31, 2001
(unaudited)

ASSETS

	March 31 2002	December 31 2001
CURRENT		
Cash	$ 60,074	$ 168,254
Accounts receivable	9,484	6,415
Prepaid expenses	5,059	1,461
	74,617	176,130
INVESTMENTS	2,603	2,603
CAPITAL ASSETS	267,530	177,905
MINING PROPERTY	677,050	677,050
	$ 1,021,800	$ 1,033,688

LIABILITIES & SHAREHOLDERS' EQUITY

	March 31 2002	December 31 2001
CURRENT		
Accounts payable	$ 114,137	$ 101,323
Due to related parties	20,802	-
	134,939	101,323
SHARE CAPITAL	7,154,371	7,173,856
DEFICIT	(6,267,510)	(6,241,491)
	886,861	932,365
	$ 1,021,800	$ 1,033,688

Director: *(signed) "Hugh G. Ross"*

Director: *(signed) "Hughes P. Salat"*

WINSLOW RESOURCES INC
STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDING MARCH 31, 2002
(unaudited)

	March 31 2002	March 31 2001
REVENUE	$ -	$ -
EXPENSES		
General & administrative	25,298	24,845
Depreciation	721	595
	26,019	25,440
LOSS BEFORE OTHER	26,019	25,440
OTHER		
Interest income	-	(3,379)
	-	(3,379)
NET LOSS FOR THE PERIOD	26,019	22,061
DEFICIT, beginning of period	6,241,491	5,473,906
DEFICIT, end of period	$ 6,267,510	$ 5,495,967
NET LOSS PER SHARE		
Basic	$ 0.00	$ 0.00
Diluted	$ 0.00	$ 0.00

WINSLOW RESOURCES INC
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDING MARCH 31, 2002
(unaudited)

	March 31 2002	March 31 2001
OPERATING ACTIVITIES		
Net Income (loss)	$ (26,019)	$ (22,061)
Add (deduct) items not requiring cash		
Depreciation	721	595
	(25,298)	(21,466)
Change in non-cash working capital items	(21,245)	(8,425)
	(46,543)	(29,891)
FINANCING ACTIVITIES		
Proceeds from common share issue	-	-
	-	-
INVESTING ACTIVITIES		
Increase (decrease) in due to related parties	(20,802)	-
Acquisition of capital assets	(109,831)	(1,583)
Change in non-cash working capital items	68,996	-
	(61,637)	(1,583)
INCREASE (DECREASE) IN CASH	(108,180)	(31,474)
CASH, BEGINNING OF PERIOD	168,254	342,935
CASH, END OF PERIOD	$ 60,074	$ 311,461

NOTES TO THE MARCH 31, 2002 INTERIM FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

The interim financial statements of Winslow Resources Inc ("Winslow" or the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements as at December 31, 2001. Certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the Company's financial statements and notes thereto for the year ended December 31, 2001.

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation arrangements. The Company has elected to continue to use the intrinsic value-based method of accounting for its stock option plans, whereby no compensation expense is recorded for stock options that have an exercise price equal to the fair value of the stock at the date options are granted. The Company will disclose the pro forma results of using the fair value method, under which compensation expense is recorded based on the estimated fair value of the options. Pro forma results will be presented only for the effects of options granted subsequent to January 1, 2002. As no options were granted during the three months ended March 31, 2002, no pro forma information is presented in these financial statements.

2. MINING PROPERTY

	Acquisition Costs	Exploration Costs	Mar 31/02 Total	Dec 31/01 Total
British Columbia	$ 292,239	$ 412,359	$ 704,598	$ 704,598
Ontario	112,160	4,980	117,140	117,140
	$ 404,399	$ 417,339	821,738	821,738
Less recovery of costs from the sale of mineral interests			(144,688)	(144,688)
			$ 677,050	$ 677,050

3. CAPITAL ASSETS

	Cost	Accumulated Amortization	Mar 31/02 Net	Dec 31/01 Net
Office equipment	$ 54,373	$ 41,710	$ 12,663	$ 12,759
Oil and gas - Canada				
Exploration & development	251,732	-	251,732	162,011
Well equipment	3,135	-	3,135	3,135
	$ 309,240	$ 41,710	$ 267,530	$ 177,905

The oil and gas assets were non-producing at year-end; therefore no depletion provision has been recorded.

4. SHARE CAPITAL

Winslow's authorized share capital consists of 100,000,000 voting common shares.

Issued

Voting Common Shares	Number of Shares	Stated Value
Balance - Dec 31, 2001	5,742,149	$ 7,173,856
Issued	-	-
Flow-thru tax renunciation	-	(19,485)
Balance - Mar 31, 2002	5,742,149	$ 7,154,371

Reserved for Issuance

Stock Options	Number of Options	Weighted Avg. Exercise Price
Balance - Dec 31, 2001	665,000	$ 0.27
Granted	-	-
Exercised	-	-
Balance - Mar 31, 2002	665,000	$ 0.27
Exercisable	281,250	$ 0.29

Warrants[1]	Number of Warrants	Weighted Avg. Exercise Price
Balance - Dec 31, 2001	668,000	$ 0.32
Granted	-	-
Exercised	-	-
Balance - Mar 31, 2002	668,000	$ 0.32

[1] All warrants expire on August 13, 2003.

5. COMPARATIVE FIGURES

The presentation of certain figures of the previous periods has been changed to conform to the presentation adapted for the current periods.

Schedule "B"

1. **Analysis of Expenses and Deferred costs**

Refer to Notes 2 and 3 to the Financial Statements attached hereto as Schedule "A" for a summary of Mining Property and Capital Assets.

General and administrative expenses for the period January 1, 2002 to March 31, 2002 are summarized as follows:

Salaries	$12,892
Consulting	4,500
Filing fees	3,170
Other	2,532
Travel and promotion	2,204
TOTAL	$25,298

2. **Related Party Transactions**

The Company expensed consulting fees of $4,500 to a director's company.

3. **Summary of Securities Issued and Options Granted During the Period**

(a) Common Shares Issued

There were no common shares issued during the period.

(b) Options Granted

There were no options granted during the period.

4. **Summary of Securities Outstanding as at the End of the Reporting Period.**

(a) Authorized Share Capital

Winslow's authorized share capital consists of 100,000,000 voting common shares without nominal or par value.

(b) Shares Issued and Outstanding

As of March 31, 2002, Winslow had 5,742,149 common shares issued and outstanding with a stated aggregate value of $7,154,371.

(c) Securities Reserved for Issuance

Type	Amount	Price	Expiry Date	Stated Value
Warrants	668,000	$0.32	Aug 13, 2003	-
Stock Options	460,000	$0.32	Jun 01, 2006	-
Stock Options	205,000	$0.16	Dec 04, 2006	-

(d) Shares Subject to Escrow or Pooling Agreements

There are currently no common shares of Winslow subject to Escrow or Pooling Agreements.

5. Directors and Officers

Directors

Hugh G. Ross
President & C.E.O., Gentry Resources Ltd.

Gerald N. Ross, Chairman
President, Ross Resources Inc.

Hughes P. Salat
Vice-President, Exploration & Operations

Officers

Hugh G. Ross, President & Chief Executive Officer
Ketan Panchmatia, Secretary/Treasurer
Hughes P. Salat, Vice-President, Exploration & Operations

Schedule "C"

MESSAGE TO SHAREHOLDERS

The first quarter of 2002 was spent testing the three wells that the Company drilled in 2001. The Pendant d'Oreille well in southeastern Alberta, in which Winslow owns a 16.6% working interest, was tested for natural gas. Additional testing will be initiated at the end of the second quarter. If the zone of interest is determined to be uneconomic and abandoned, then an upper gas-bearing zone will be evaluated.

The second well, Elnora-Mikwan, is located southeast of Red Deer, Alberta. This well intersected three porous zones although the lower two were abandoned after testing. The upper zone is still being tested at the time of writing. Winslow owns a 6% working interest in this well.

Winslow's third well is located in the Gadsby area of central Alberta. The well was cased as a shallow gas producer although testing is still not complete. Depending on the final results of the testing, Winslow and its partners will pursue other farm-in opportunities in the area. Winslow maintains a 27.5% interest in this well.

Pursuant to flow-through expenditures renounced to private placement subscribers in 2001, Winslow was committed to incur $47,968 in Canadian Exploration Expenditures in 2002. This commitment was fulfilled in the first quarter through the testing of the three wells.

Winslow is currently in the process of completing another private placement to help fund its 2002 capital exploration program. Terms of this financing will see the Company issue up to 1,500,000 units at a price of $0.20 per unit, for gross proceeds of up to $300,000. Each unit consists of either (a) one common share and one share purchase warrant or (b) one flow-through share and one-half of a share purchase warrant. In each case, one whole warrant will entitle the holder to acquire one common share of the Company at a price of $0.24 per share at any time on or before two years from the date of issuance. The financing is expected to close in the middle of June.

Corporate Information

directors

HUGH G. ROSS
President & C.E.O.
Winslow Resources Inc.
Calgary, Alberta

GERALD N. ROSS, CHAIRMAN
President
Ross Resources Inc.
Calgary, Alberta

HUGHES P. SALAT
Vice-President, Exploration & Operations
Winslow Resources Inc.
Calgary, Alberta

officers and management

HUGH G. ROSS
President & C.E.O.

KETAN PANCHMATIA
Secretary/Treasurer

HUGHES P. SALAT
Vice-President, Exploration & Operations

JOHN NELSON
Manager, New Ventures & Exploration

solicitors

Armstrong Perkins Hudson LLP
Calgary, Alberta

auditors

Roberts & Company
Chartered Accountants
Calgary, Alberta

bankers

Toronto Dominion Bank
Oil & Gas Group
Calgary, Alberta

registrar & transfer agent

Pacific Corporate Trust Company
Vancouver, B.C.

stock exchange

TSX Venture Exchange
Trading Symbol: WLR

head office

Suite 2500
101 – 6th Avenue SW
Calgary, Alberta T2P 3P4
Telephone: (403) 264-6161
Fax: (403) 266-3069

12(g)3-2(b): 82-1802

•WINSLOW RESOURCES•

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General and Special Meeting of the Shareholders (the "Meeting") of **Winslow Resources Inc.** (the "Corporation"), will be held at the offices of the Corporation, Suite 2500, 101 - 6th Avenue SW, Calgary, Alberta, on Friday, the 24th day of May, 2002 at the hour of 2:00 o'clock in the afternoon for the following purposes:

1. To receive and consider the report of the directors and to receive and consider the audited financial statements of the Corporation for the period ending December 31, 2001, together with the auditors' report thereon;

2. To elect directors for the ensuing year;

3. To reappoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4. To consider and, if though fit, to pass, with or without amendment, an ordinary resolution to amend the current Stock Option Plan to increase the number of shares reserved for issuance pursuant to the Stock Option Plan to 1,148,000; and

5. To transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

If you are unable to attend the Meeting in person, please read the Notes accompanying the Proxy enclosed herewith and then complete and return the Proxy. In order to be valid and acted upon at the Meeting, the Proxy must be returned to the Corporation at Suite 2500, Hanover Place, 101 – 6th Avenue SW, Calgary, Alberta, T2P 3P4, at least 48 hours before the Meeting or any adjournment thereof. The enclosed Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

Only those shareholders of record at the close of business on April 4, 2002 will be entitled to vote, except to the extent that such person transfers ownership of any of his Shares after the Record Date and the transferee Shareholders establishes his ownership to the Shares and has demanded to the Registrar and Transfer Agent of the Corporation not later than ten (10) days before the Meeting that his name be included on the list of Shareholders in which case the transferee will be entitled to vote the transferred shares at the Meeting.

DATED at Calgary, Alberta, this 4th day of April, 2002.

BY ORDER OF THE BOARD
WINSLOW RESOURCES INC.

"Ketan Panchmatia"
Secretary/Treasurer

• W I N S L O W R E S O U R C E S •

MANAGEMENT PROXY CIRCULAR

FOR THE 2002 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 24th, 2002

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies from the holders of Common Shares ("Shares") in the capital of the Corporation, by the Management of Winslow Resources Inc. (the "Corporation"), for use at the Annual General & Special Meeting of Shareholders (the "Meeting") of the Corporation, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

THIS IS A MANAGEMENT PROXY CIRCULAR AND PROXIES ARE SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION FOR USE AT THE MEETING. It is expected that the solicitation will primarily be by mail. In addition to the use of mail, proxies may be solicited by personal interviews or by means of communication by directors, officers and employees of the Corporation who will not be remunerated therefor. The cost of solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are Directors and/or Officers of the Corporation. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXY TO REPRESENT HIM AT THE MEETING, OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED IN THE ACCOMPANYING FORM OF PROXY, BY STRIKING OUT THE SAID PRINTED NAMES AND BY INSERTING THE NAME OF HIS CHOSEN PROXY IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY. THE COMPLETED PROXY SHOULD BE DEPOSITED WITH THE CORPORATION AT SUITE 2500, HANOVER PLACE, 101 – 6TH AVENUE SW, CALGARY, ALBERTA, T2P 3P4 AT LEAST 48 HOURS BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. THE PERSON SO NAMED AS THE PROXY NEED NOT BE A SHAREHOLDER OF THE CORPORATION.**

The form of proxy must be signed by the shareholder or by his attorney in writing or, if the shareholder is a corporation, it must be executed under its corporate seal by a duly authorized officer.

A shareholder who has given a proxy instrument may revoke it:

(a) by completing a proxy instrument bearing a later date and depositing it with the Secretary of the Corporation; or

(b) as to any matter on which a vote shall not have already been cast pursuant to the authority conferred by such proxy instrument, by signing a written notice or verification and delivering it to the Secretary of the Corporation or the Chairman of the Meeting; or

(c) by attending the Meeting in person and personally voting the Shares represented by the proxy instrument; or

(d) in addition to the revocation in any other manner permitted by law, a proxy may be revoked under Subsection 148(4) of the *Canada Business Corporations Act*, by instrument in writing executed by the shareholder or by his attorney in writing, (or if the shareholder is a corporation, executed under its corporate seal by an authorized officer or attorney) to be deposited at either the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which time the proxy instrument is to be used, or with the Chairman of such Meeting on the day of the Meeting or adjournment thereof.

Advice to Beneficial Shareholders (including shares held by a broker)

Shareholders who do not hold their Shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a form of proxy must indicate thereon the person (usually a brokerage house) who holds their Shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders, however its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

All references to shareholders in this Management Proxy Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

Exercise of Discretion of Proxies

The Shares represented by the enclosed proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions of the shareholder executing it and if such shareholder indicates a choice with respect to any matter to be acted on at the Meeting, the Shares will be voted accordingly. **IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS AS SET FORTH IN THE ATTACHED FORM OF PROXY.**

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING, OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AT THE TIME OF PRINTING THIS CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS OR VARIATIONS, OR OTHER MATTERS TO COME BEFORE THE MEETING, OTHER THAN THOSE MATTERS REFERRED TO IN THE NOTICE OF MEETING.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of April 4, 2002 there were 5,742,149 Shares issued and outstanding. Each holder of the Shares is entitled to one (1) vote at the Meeting for each Share registered in his or her name as at the close of business on April 4, 2002 (the "Record Date"). At the Meeting, upon a show of hands, every shareholder present in person or represented by proxy and entitled to vote shall have one vote, subject to certain restrictions imposed on the ability of a proxyholder to vote by show of hands where such proxyholder has conflicting instructions from more than one shareholder. On a ballot, every shareholder present in person or by proxy has one (1) vote for each Share of which he or she is the registered holder. A shareholder present in person or represented by proxy may demand a ballot either before or after any vote by show of hands. Only those shareholders of record on the Record Date shall be entitled to vote at the Meeting or any adjournment thereof, except to the extent that:

(a) such person transfers ownership of any of his Shares after the Record Date; and

(b) the Transferee of those Shares produces properly endorsed share certificate(s) or otherwise establishes his ownership of the Shares;

and has demanded to the Registrar and Transfer Agent of the Corporation, not later than ten (10) days before the Meeting, that his name be included on the shareholders' list in which case the transferee shall be entitled to vote the transferred shares at the Meeting.

To the knowledge of the Directors and Senior Officers of the Corporation, only the following persons own, directly or indirectly, or exercise control or direction over, more than ten percent (10%) of the voting rights attached to the Shares:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
James Haack	960,000	16.7%
Gerald N. Ross	720,866	12.6%

The Registrar and Transfer Agent and Management supplied the above information for the Corporation.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2001, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to shareholders at the Meeting. The Financial Statements together with the Auditors' Report thereon are being mailed to shareholders of record with this Management Proxy Circular. Copies of the Financial Statements, together with the Notice of Meeting, Management Proxy Circular and form of proxy will be available from the Corporation at Suite 2500, Hanover Place, 101 - 6th Avenue SW, Calgary, Alberta, T2P 3P4.

MATTERS TO BE ACTED ON AT THE MEETING

1. Election of Directors

The following directors were elected at the last annual meeting of the shareholders of the Corporation held on June 29, 2001: Hugh G. Ross, Gerald N. Ross, Hughes Salat.

The persons named in the enclosed Proxy intend to vote for the election of a Board of Directors comprised of three (3) Directors. Each Director elected will hold office until the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated by death, removal or other cause in accordance with the Articles of the Corporation.

Except where authority to vote on the election of Directors is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below, all of whom are now members of the Board of Directors. Management does not contemplate that any of the nominees will be unable to serve as a Director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Shares represented by proxy for the election of any other person or persons as Directors.

Information Concerning Director Nominees Submitted by Management

Name, Municipality of Residence and Other Positions held with the Corporation	Principal Occupation or Employment During the Past Five Years	Year First Became a Director	No. of Shares Beneficially owned Directly or Indirectly
Hugh G. Ross[1] Calgary, Alberta, Canada President & C.E.O.	President and Chief Executive Officer of Gentry Resources Ltd.	1986	26,228 34,484 [2]
Gerald N. Ross[1] Calgary, Alberta, Canada Chairman of the Board	Chairman of the Board and Director, Winslow Resources Inc.	1983	205,000 515,866[2]
Hughes Salat[1] Calgary, Alberta, Canada Vice-President, Exploration & Operations	Vice-President, Exploration & Operations, Winslow Resources Inc.	1993	Nil

Notes:

(1) Denotes member of Corporation's Audit Committee

(2) Ross Resources Inc., a private company owned jointly by Mr. Hugh Ross and Mr. Gerald Ross, owns an aggregate 550,350 Shares.

Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for the past five years.

The number of Shares beneficially owned by nominees for directors, directly or indirectly, as of April 4, 2002 is based on information furnished by the nominees themselves.

2. Reappointment and Remuneration of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the re-appointment of Roberts & Company, Chartered Accountants, as auditors for the Corporation, to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board of Directors. Roberts & Company were first appointed auditors of the Corporation in 1986.

PARTICULARS OF SPECIAL MATTERS TO BE ACTED UPON AT THE MEETING

3. Amendments to the Corporation's Stock Option Plan

On August 28, 2000, the Corporation instituted a Stock Option Plan (the "Option Plan") pursuant to which eligible employees, officers and directors are entitled to receive options to acquire Shares of the Corporation. The Option Plan is administered by the Board of Directors.

The Option Plan provides that no more than 668,400 Shares may be reserved for issuance pursuant to the terms of the Option Plan.

The proposed amendments to the Option Plan shall increase the number of shares reserved for issuance under the Option Plan by 479,600 shares to 1,148,000 (called the "Option Plan Amendment").

As a result, the aggregate number of shares subject to stock options presently outstanding and those available for issuance would be 1,148,000 representing approximately 20% of the issued and outstanding Shares in the capital of the Corporation.

The Option Plan is intended to provide the Board with the ability to issue options to provide the employees, officers and directors of the Corporation with long-term equity based performance incentives, which are a key component of the Corporation's executive compensation strategy. The Corporation believes it is important to align the interests of management and employees with Shareholder interests and to link performance compensation to the enhancement of Shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value.

In order to be effective the resolution must be passed by at least a majority of the votes cast by disinterested shareholders, who are not insiders, in person or by proxy at the Meeting.

The full text of the proposed resolution of the shareholders is set forth in Schedule "A" hereto. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the ordinary resolutions.

EXECUTIVE COMPENSATION

Compensation of Directors

The aggregate cash compensation (including salaries, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most recently completed financial year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year the payment of which was deferred) paid to Directors of the Corporation in their capacity as directors for services rendered during the financial year ended December 31, 2001was nil.

Executive officers of the Corporation who also act as Directors of the Corporation do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. See "Compensation of Executive Officers."

During the financial year ended December 31, 2001, Directors of the Corporation were granted stock options to purchase 332,500 Shares of the Corporation. No Directors of the Corporation exercised any stock options during the financial period ended December 31, 2001.

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability insurance for the directors and officers of the Corporation, its subsidiaries, and affiliates. The Corporation pays the annual premium of $3,000. The aggregate insurance coverage is to a limit of $5,000,000 per year and $5,000,000 per loss, with no deductible with respect to a claim by a director or officer, but subject to a deductible of $25,000 for each claim by the Corporation. No portion of the premium is paid by any of the directors or officers of the Corporation, its subsidiaries, or affiliates.

Compensation of Executive Officers

During the financial year ended December 31, 2001, the Corporation had three (3) executive Officers, namely Hugh G. Ross, President, Ketan Panchmatia, Secretary/Treasurer and Hughes Salat, Vice-President, Exploration & Operations. The individuals listed above continue to serve as Officers of the Corporation as at the date hereof. The aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most recently completed financial year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year the payment of which was deferred) paid to the executive officers by the Corporation (as required by the Regulations defined herein) during

the financial year ended December 31, 2001 was nil. For the next financial year ended December 31, 2002, it is estimated that the Corporation will pay aggregate cash compensation to executive Officers in the amount of $10,000. There were no amounts satisfied or accrued by the Corporation during the Corporation's last financial year ended December 31, 2001, to provide pension, retirement, or similar benefits for the executive Officers of the Corporation pursuant to any existing plan, contract, authorization or arrangement provided or contributed by the Corporation.

Summary Compensation Table For Named Executive Officers

The following table (presented in accordance with the Regulations made under the *Securities Act* (Alberta) and the *Securities Act* (British Columbia) (the "Regulations") sets forth all annual and long term compensation for services in all capacities to the Corporation for the financial years ended December 31, 1999, 2000 and 2001 (to the extent required by the Regulations) in respect of the individuals who were, at December 31, 2001, acting in a capacity similar to a Chief Executive Officer and the four most highly compensated executive officers whose compensation was greater than $100,000 (the "Named Executive Officers.").

SUMMARY COMPENSATION TABLE FOR NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Hugh G. Ross, President & CEO(1)	2001	Nil	Nil	Nil	132,500	Nil	Nil	$30,000 (1)
	2000	Nil	Nil	Nil	Nil	Nil	Nil	$30,000 (1)
	1999	Nil	Nil	Nil	Nil	Nil	Nil	$30,000 (1)

Notes

(1) Management fees paid by the Corporation to Ross Resources Inc., a private company owned jointly by Hugh G. Ross and Gerald N. Ross.

Summary of Stock Options for Named Executive Officers

The following tables sets forth a summary of grants of stock options, exercises of stock options and financial year end value of unexercised stock options to Named Executive Officers during the most recently completed financial year.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR TO NAMED EXECUTIVE OFFICERS

Name and Principal Position of Named Executive Officer	Securities Under Options/SARs Granted	% of total Options/SARs Granted to Employees in the Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Hugh G. Ross, President	125,000/Nil	18.8%	$0.32	$0.32	June 1, 2006
	7,500/Nil	1.1%	$0.16	$0.16	December 4, 2006

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES FOR NAMED EXECUTIVE OFFICERS

Name and Principal Position of Named Executive Officer	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at Financial Year End		Value of Unexercised In-The-Money Options/SARs at Financial Year End (1)	
			Exercisable	Unexercisable	Exercisable(2)	Unexercisable
Hugh G. Ross, President	Nil	Nil	62,500	62,500	Nil	Nil
			1,875	5,625	$75	$225

Notes:

(1) The closing trading price as traded on the Canadian Ventures Exchange on December 31, 2001, was $0.20. Therefore, only the stock options granted on December 4, 2001 were "in the money" as at December 31, 2001.

(2) Represents the net value of the exercisable stock options.

Long Term Incentive Plans

The Corporation currently has no long-term incentive plans, other than stock options granted from time to time by the Board of Directors.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights (herein referred to as "SAR's") or restricted shares were granted by the Corporation to Named Executive Officers of the Corporation during the last financial year ended December 31, 2001. Furthermore, no SAR's were exercised.

Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have any pension or retirement plan applicable to Named Executive Officers. The Corporation has not provided compensation, monetary or otherwise, during the preceding financial year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation. The Corporation is not currently party to any compensation plan or arrangement with a Named Executive Officer resulting from the

resignation, retirement or the termination of employment of such person, except as otherwise set forth herein.

Other Compensation

Gerald N. Ross, the Chairman of the Board and a director of the Corporation, and Hugh G. Ross, a director of the Corporation, are shareholders, directors and officers of Ross Resources Inc. Ross Resources Inc., pursuant to a Consulting Agreement with the Corporation effective January 1, 1999, received consulting fees in the aggregate amount of $30,000 during the financial year ended December 31, 2001. Either party, upon 60 days notice, can terminate the Consulting Agreement.

Ross Resources Inc. provides management advisory and consulting services to the Corporation and its officers and management, and such management services are in addition to the duties and responsibilities to the Corporation of those directors and officers of the Corporation, who are also shareholders, directors and officers of such companies.

Stock Options Plan

The Option Plan was approved by the shareholders of the Corporation at the special meeting of the shareholders held on October 4, 2000. The maximum aggregate number of Shares which may be reserved for issuance pursuant to stock options granted under the Option Plan or any other stock compensation arrangements shall be limited as follows: (a) with respect to any one person, a maximum of 5% of the outstanding Shares of the Corporation, on a non-diluted basis, at the time of granting; (b) with respect to Insiders, a maximum of 10% of the outstanding Shares of the Corporation, on a non-diluted basis, at the time of granting; and (c) with respect to Consultants, a maximum of 2% of the outstanding Shares of the Corporation, on a non-diluted basis, at the time of granting. The maximum aggregate number of Shares which may be issued pursuant to stock option exercises under the Option Plan or any other share compensation arrangements in any one year shall be limited: (a) with respect to Insiders, a maximum of 10% of the outstanding Shares at the time of issuance; and (b) with respect to any one Insider and such Insider's associates, a maximum of 5% of the outstanding Shares at the time of issuance. The option price per Share must be acceptable to any stock exchange on which the Corporation's Shares are listed. The maximum length of any option shall be five (5) years from the date the option is granted provided that a director's, officer's, employee's or consultant's options expire ninety days after his ceasing to act for the Corporation except in the death of a participant in which case his estate shall have twelve months in which to exercise the outstanding options. In the event of any consolidation, division or other relevant change to the capital of the Corporation, the number of Shares available under the Option Plan and the number of shares subject to the option and the option price shall be adjusted accordingly. If there occurs an event causing a change of control (as defined in the Option Plan), the right and option to purchase optioned shares then outstanding shall immediately vest in its entirety to the extent optioned share have not vested up to the event causing a change of control.

There are currently outstanding a total of 665,000 stock options granted to directors, officers and employees as of the date hereof pursuant to the Option Plan. In addition, there are a total of 3,400 Shares reserved for issuance in respect of future stock options which may be granted under the Option Plan. The Corporation is asking the shareholders to increase the total number of Shares reserved for issuance to 1,148,000, which would leave 483,000 Shares available for future grants.

Outstanding Stock Options

Optionee Category (Number of Optionees)	Number of Shares Reserved under Option	Date of Grant	Expiry Date	Exercise Price Per Share	Market Price	
					As at Date of Grant[(1)]	As at April 4, 2002[(2)]
Directors who are Executive Officers (2)	185,000 17,500	June 1, 2001 December 4, 2001	June 1, 2006 December 4, 2006	$0.32 $0.16	$0.32 $0.16	$0.20 $0.20
Directors other than Executive Officers (1)	125,000 5,000	June 1, 2001 December 4, 2001	June 1, 2006 December 4, 2006	$0.32 $0.16	$0.32 $0.16	$0.20 $0.20
Executive Officers who are not Directors (1)	60,000 10,000	June 1, 2001 December 4, 2001	June 1, 2006 December 4, 2006	$0.32 $0.16	$0.32 $0.16	$0.20 $0.20
Employees and Consultants (9)	90,000 172,500	June 1, 2001 December 4, 2001	June 1, 2006 December 4, 2006	$0.32 $0.16	$0.32 $0.16	$0.20 $0.20

Notes:

(1) The closing trading price of the Shares underlying the stock option as traded on the Canadian Venture Exchange on the date of grant.

(2) The closing trading price of the Shares underlying the stock option as traded on the Canadian Venture Exchange on such date.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as herein set forth, no director, executive officer or any of their respective associates or affiliates or any proposed nominee director is or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, none of the Directors or Senior Officers of the Corporation, or any associate or affiliate of such person or Corporation, has any material interest, direct or indirect, in any transaction during the past year, other than the issuance of 308,645 Shares of the Corporation to Ross Resources Inc. in settlement of $80,250 worth of debt, or any proposed transaction which has materially affected or will materially affect the Corporation,

other than as disclosed herein and in particular under the heading "Matters to Be Acted Upon at the Meeting".

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or any proposed nominee for election as a director, or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

OTHER MATERIAL FACTS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by Proxy.

APPROVAL OF CIRCULAR

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Calgary, Alberta, on the 4th day of April, 2002.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) "Hugh G. Ross"
Hugh G. Ross
President, Chief Executive Officer & Director

SCHEDULE "A"

Resolutions of the Shareholders of
Winslow Resources Inc. (the "Corporation")

Re: Amendment to Stock Option Plan

BE IT RESOLVED THAT:

1. the Stock Option Plan of the Corporation (the "Option Plan") be amended to increase the total number of Shares which may reserved for issuance by 479,600 to 1,148,000 (the "Option Plan Amendment"); and

2. any one or more officers or directors of the Corporation be and is hereby authorized for and on behalf of the Corporation, under the seal of the Corporation or otherwise, to execute and deliver any and all agreements, documents, certificates, declarations, notices and other instruments in writing respecting the Option Plan Amendment and to do any and all other acts and things, as may in the opinion of such officer(s) or director(s), be necessary, desirable or advisable in order to give effect to the Option Plan Amendment or these resolutions, such execution and delivery by such officer(s) or director(s) to be conclusive approval of the same by the shareholders of the Corporation.

•WINSLOW RESOURCES•

FORM OF PROXY FOR THE ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FRIDAY, MAY 24, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of Winslow Resources Inc. (the "Corporation") hereby appoints Hugh G. Ross, President, Chief Executive Officer and Director of the Corporation or, failing him, Ketan Panchmatia, Secretary/Treasurer of the Corporation or, instead of either of the foregoing, ______________________________; as my Proxy, with full power of substitution, to attend and vote for and on behalf of the undersigned at the Annual General and Special Meeting of the Shareholders, to be held on the 24th day of May, 2002, at the hour of 2:00 in the afternoon, Calgary Time, and at any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or any such adjournment thereof; provided that the undersigned specifies and directs the persons above named to vote the shares registered in the name of the undersigned with respect to the matters set forth in Items 1 to 4 as follows:

1. For the election of directors as more particularly described in the accompanying Management Proxy Circular.

   FOR ❑ WITHHOLD FROM VOTING ❑

2. For the reappointment of Roberts & Company, Chartered Accountants, as the auditors of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors as more particularly described in the accompanying Management Proxy Circular.

   FOR ❑ WITHHOLD FROM VOTING ❑

3. To pass an ordinary resolution amending the Stock Option Plan ("Option Plan") of the Corporation to increase the number of shares reserved for issuance under the Option Plan to 1,148,000 as more particularly described in the accompanying Management Proxy Circular.

   FOR ❑ AGAINST ❑

4. To transact such other business as may properly come before the Meeting.

   FOR ❑ WITHHOLD FROM VOTING ❑

Unless otherwise indicated above, this Proxy shall be voted in favour of the resolutions referred to in the accompanying Management Proxy Circular.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE ANNUAL GENERAL AND SPECIAL MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. THIS RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE AND STRIKING OUT THE OTHER NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED FORM OF PROXY TO THE CORPORATION AS INDICATED BELOW.

The undersigned hereby revokes any prior proxies.

DATED this _______ day of _______________, 2002.

____
Signature of Shareholder

____
Name of Shareholder (please print)

Notes:

1. A Shareholder has the right to appoint a person, who need not be a Shareholder, to attend and act on his or her behalf at the annual general and special meeting other than the persons designated in this Form of Proxy. This right may be exercised by inserting such other person's name in the blank space provided for that purpose and striking out the other names or by completing another proper Form of Proxy and, in either case, by delivering the completed form of proxy to the corporation as indicated below.
2. This Form of Proxy must be dated and executed by the Shareholder (using exactly the same name in which the shares are registered) or by his attorney authorized in writing or, if the Shareholder is a body corporation, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this Form of Proxy. Persons signing as executors, administrators or trustees, etc., should so indicate. If this Form of Proxy is not dated, it will be deemed to bear the date on which is was mailed to the Shareholder by the Corporation.
3. In order for this Form of Proxy to be effective, it must be signed and deposited with the Secretary of the Corporation, c/o Winslow Resources Inc., 2500, 101 – 6th Avenue SW, Calgary, Alberta, T2P 3P4, not less that 48 hours (excluding Saturdays, Sundays and holidays) before the meeting or any adjournment thereof.

12(g)3-2(b): 82-1802

• WINSLOW RESOURCES •

NEWS RELEASE

Winslow Resources Inc. Announces Revised Private Placement.

May 15, 2002 - Winslow Resources Inc. (the "Corporation") is pleased to announce that it has revised the terms of a previously announced private placement. The Corporation proposes to complete a non arm's length private placement of up to 1,500,000 units of the Corporation at a subscription price of $0.20 per unit, for gross proceeds of up to $300,000 (Cdn.). Each unit consists of either: (a) one (1) flow through common share and one half of one (0.5) common share purchase warrant ("Warrant"); or (b) one (1) common share ("Common Share") in the share capital of the Corporation and one (1) Warrant. Every one (1) whole Warrant is exercisable into one (1) additional Common Share of the Corporation at an exercise price of $0.24 on or before two (2) years after the date of issuance.

The subscription price per unit was determined based on the closing price of the Corporation's Common Shares as reported by the TSX Venture Exchange on May 14, 2002. The proposed issuance of units is subject to conditional approval of the TSX Venture Exchange and the Corporation is required to file a formal application with the TSX Venture Exchange relating to the private placement within fourteen (14) calendar days of this news release. It is anticipated that certain officers, directors and insiders of the Corporation will subscribe under the private placement.

The Corporation is a junior oil and natural gas company combining new technology with conventional hydrocarbon exploration in Western Canada.

Winslow currently has 5,742,149 common shares issued and outstanding, and trades on the Canadian Venture Exchange under the symbol "WLR".

ENQUIRIES:

Hughes Salat, Vice-President, Exploration (403) 781-7109
John Nelson, Manger, New Ventures & Exploration (403) 781-7100

2500, 101 – 6th Avenue SW
Calgary, AB T2P 3P4

CDNX: WLR